UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly-held Company

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL-E”) and CPFL Geração de Energia S.A. (“CPFL Geração” and, with CPFL-E jointly referred to as “Companies”), pursuant to article 157, §4º of Law No. 6.404/76 (“Law 6.404/76”) and the CVM Instruction No. 358/02, inform that CPFL-E’s Board of Directors and CPFL Geração’s Executive Board approved, on December 18, 2019, the tender offer for the acquisition of the common shares, which remain outstanding, issued by CPFL Energias Renováveis S.A. (“CPFL-R”), aiming to promote the conversion of the company’s register as a publicly-held company in category “A” to category “B” (“Register Conversion Offer”) and/or its Novo Mercado delisting (“Novo Mercado Delisting Offer”, and, with the Register Conversion Offer, jointly referred to as “DTO”), to be carry out by CPFL Geração, CPFL-R's direct controlling shareholder, pursuant to paragraph 4 of article 4 of Law 6.404/76, of article 10 and article 48, item II of CVM Instruction No. 480 of 2009, CVM Instruction No. 361 of 2002 (“CVM Instruction 361”) and Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

The accomplishment of the DTO is subject to its registration before the Brazilian Securities Commission (“CVM”) and its authorization by B3, and for the purpose of acquisition of up to 291,550 common shares issued by CPFL-R and remain outstanding, which represent, on the date hereof, only 0.056% of CPFL-R’s capital stock (“Outstanding Shares”). CPFL Geração shall request from CVM and B3, within 30 (thirty) days, the registration of the DTO upon adoption of a differentiated procedure, with the waiver of preparation of an appraisal report, pursuant to article 34 of CVM Instruction 361, and CVM Resolution No. 756. All other terms and conditions applicable to the DTO will be described in the Notice of Tender Offer, to be submitted for review and approval by the CVM and B3.

The DTO’s price is equal to BRL 16.85 (sixteen Brazilian Reais and eighty-five cents) per share (“Price per Share”), adjusted by the Special System for Settlement and Custody Interest Rate – Taxa Selic, as from the auction of the mandatory tender offer launched by State Grid Brazil Power Participações S.A. (“State Grid”), as a result of the indirect transfer of control of the Company (“2018 Tender Offer”), until the DTO settlement date, the be paid in Brazilian currency minus dividends, interest on net equity and other earnings eventually declared by the Company until the DTO auction date. Other conditions regarding Price per Share will be described in the Notice of Tender Offer.

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The Price per Share is equal to (a) the price per share in the 2018 Tender Offer, with liquidation on November, 29, 2018; (b) the price per share of the acquisition by CPFL-E of the entire capital interest directly held by State Grid in CPFL-R, representing 46.761% of CPFL-R’s capital, completed on September 30, 2019; (c) the issuance price per share used in CPFL-R’s capital increase (updated by Selic), completed on June 4, 2019, thereby consisting in the price that, according to the Companies, better represents a fair value of CPFL-R’s shares.

The deadline for holders of at least 10% (ten percent) of the Outstanding Shares to request CPFL-R’s management to call a special meeting to resolve on the Price per Share revision, pursuant to Law 6.404/76 and CVM Instruction 361, will start on the date hereof, ending on January 3, 2020.

The Companies shall keep its shareholders and the market informed on the progress of the subject matter informed herein.

Campinas, December 19, 2019.

YueHui Pan

Chief Financial and Investor Relations Officer

Forward-looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.